August 16, 2019

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Trust 2017-C4 (“UBS 2017-C4”)
UBS Commercial Mortgage Trust 2017-C5 (“UBS 2017-C5”)
UBS Commercial Mortgage Trust 2017-C6 (“UBS 2017-C6”)
UBS Commercial Mortgage Trust 2018-C8 (“UBS 2018-C8”)
UBS Commercial Mortgage Trust 2018-C9 (“UBS 2018-C9”)
UBS Commercial Mortgage Trust 2018-C10 (“UBS 2018-C10”)
UBS Commercial Mortgage Trust 2018-C12 (“UBS 2018-C12”)
CCUBS 2017-C1 Mortgage Trust (“CCUBS 2017-C1”)
Forms 10-K for Fiscal Year Ended December 31, 2018
Filed March 25, 2019 (except with respect to UBS 2018-C8, which was filed March 22, 2019)
File Nos. 333-207340-04, 333-207340-05, 333-207340-07, 333-207340-09, 333-207340-10, 333-207340-11, 333-207340-13 and 333-207340-06

Dear Ms. Hsu:

We are counsel to UBS Commercial Mortgage Securitization Corp. (“UBS”) in connection with your comment given to us by Mr. Ben Meeks via telephone on August 6, 2019, transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Forms 10-K (the “Filing”).

For your convenience, the Staff’s comment is repeated in italics below, followed by the response of UBS.

Attestation Report of NDNB for Rialto Capital Advisors, LLC (“Rialto”)
Exhibit 34.2 to Form 10-K of UBS 2017-C4; Exhibit 34.28 to Form 10-K of UBS 2017-C5; Exhibit 34.2 to Form 10-K of UBS 2017-C6; Exhibit 34.33 to Form 10-K of UBS 2018-C8; Exhibit 34.2 to Form 10-K of UBS 2018-C9; Exhibit 34.2 to Form 10-K of UBS 2018-C10; Exhibit 34.35 to Form 10-K of UBS 2018-C12; Exhibit 34.76 to Form 10-K to CCUBS 2017-C1

 Katherine Hsu
 August 16, 2019

1.
We note that the attestation reports prepared by NDNB for Rialto state that “the examination was conducted in accordance with attestation standards of AICPA” without referencing the standards of the PCAOB.  We also note that NDNB is not registered with the PCAOB.  With respect to each assessment report for asset-backed securities, Form 10-K must include a report by a registered public accounting firm that also attests to and reports on the assessment in accordance with standards for attestation engagements issued or adopted by the PCAOB.  Refer to Exchange Act Rule 15d-18(c) and Item 1122(b) of Regulation AB.  Please revise your Form 10-K to include compliant attestation reports for Rialto.

Rialto has informed us that at the time it engaged its public accounting firm to prepare its 2018 attestation report, Rialto was of the understanding that its accounting firm could and would deliver a PCAOB-compliant attestation report.

Rialto has informed us that it has undertaken all necessary actions to have a registered public accounting firm prepare a compliant 2018 attestation report.  Rialto has informed us that since it had and continues to have the appropriate PCAOB procedures in place, and in prior years has received a PCAOB compliant attestation report, Rialto expects the new attestation report will be completed within 4 to 6 weeks for inclusion in each applicable amended Form 10-K.  In addition to the new attestation report, Rialto expects to deliver a corrected assessment report referring to the new attestation report.  UBS expects to file the new assessment and attestation report as an amendment to the affected filings promptly following receipt.

Rialto has informed us that it also will implement additional internal oversight procedures to ensure accountant attestations comply with all applicable rules and regulations in the future.

In responding to the Staff’s comments with respect to the Filing, UBS has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

●	UBS is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

●	UBS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Katherine Hsu
 August 16, 2019

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Frank Polverino

Frank Polverino

cc:	Chad Eisenberger
Nick Galeone
David Schell